Exhibit 3(ii).1

AMENDMENT TO THE BYLAWS OF UNIVERSAL AMERICAN FINANCIAL CORP. (the “Company”):

Article III, Section 1 is revised to read in its entirety as follows:

“The number of directors which shall constitute the whole Board shall be thirteen (13).  The directors shall be elected at the annual meeting of the stockholders, except as provided in Section 2 of this Article, and each director elected shall hold office until his successor is elected and qualified.  Directors need not be stockholders.”